United States securities and exchange commission logo





                              September 3, 2020

       David Lazar
       Chief Executive Officer
       XXStream Entertainment, Inc.
       1185 Avenue of the Americas, 3rd Floor
       New York, New York 10036

                                                        Re: XXStream
Entertainment, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 13,
2020
                                                            File No. 000-56195

       Dear Mr. Lazar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10

       Description of Business, page 1

   1. Please revise to disclose the process by which Custodian Ventures LLC became aware of
                                                        XXStream Entertainment,
Inc. and was appointed custodian of the company.
       Risk Factors
       Risks Related to Our Common Stock
       Possible Issuance of Additional Securities, page 13

   2. We note that your articles of incorporation authorize the issuance of 75 million shares of common stock but that
as of July, 2020 you had 8,272,627,462 shares issued and
                                                        outstanding. We also
note the financial statements reflect this as an accrued liability.
 David Lazar
FirstName
XXStream LastNameDavid    Lazar
          Entertainment, Inc.
Comapany 3,
September NameXXStream
             2020          Entertainment, Inc.
September
Page 2    3, 2020 Page 2
FirstName LastName
         Please discuss in greater detail the liability associated with the excess issuance and any state corporate law issues. Also, we note your discuss the potential issuance of additional shares in a business combination. Please clarify whether the company plans on increasing the authorized shares before the issuance of additional shares in a business combination.
Directors, Executive Officers, Promoters and Control Persons, page 16

3. We note Mr. Lazar's involvement with PhoneBrazil Internetional Inc. Please revise the table on page 17 to include this company.
Security Ownership of Certain Beneficial Owners and Management, page 16

4. Please disclose the name of the beneficial owner included in the table and identify the natural person who has voting and investment control over that entity. Please also disclose the amount and percent held by officers and directors as a group. See Item 403 of
         Regulation S-K.
Financial Statements, page 20

5. Given the stated par value of the common stock and the number of shares issued and outstanding, please tell us how you calculated the weighted average number of shares outstanding on your consolidated statements of operations and the value of the common stock on your balance sheet Your response should also cite the basis within GAAP that supports your methodology.
Note 2 - Summary Of Significant Accounting Policies
Stockholders' Equity and Accrued Liability Excess Stock Issuance, page 27

6. We note that you have recorded a liability for excess stock issuance at par value of $0.001 per share. Please clarify to us the basis in GAAP for your accounting treatment of the excess stock issuance. As a part of your response, please highlight the facts and circumstances that support your decision to record such liability at par value.
Financial Statements and Exhibits, page 28

7. We note your disclosure on page 8 and elsewhere that you have received a promissory note from Custodian Ventures, LLC. Please file this note as an exhibit in accordance with
         Item 601(b)(10) of Regulation S-K and revise your disclosure to clarify the services provided.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Lazar
XXStream Entertainment, Inc.
September 3, 2020
Page 3

       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Lazar
                                                         Division of
Corporation Finance
Comapany NameXXStream Entertainment, Inc.
                                                         Office of Real Estate
& Construction
September 3, 2020 Page 3
cc:       David Natan
FirstName LastName